

DIVISION OF
CORPORATION FINANCE

January 25, 2008

<u>By facsimile to (212) 608-9687 and U.S. Mail</u>

Mr. Geoffrey Donaldson
Chairman and Chief Executive Officer
Versadial, Inc.
305 Madison Avenue, Suite 4510
New York, NY 10165

Re: Versadial, Inc., formerly Carsunlimited.com, Inc.
        Pre-effective Amendment 4 to Registration Statement on Form SB-2
        Filed January 23, 2008
        File No. 333-141365
        Amendment 1 to Annual Report on Form 10-KSB for the fiscal year ended June 30, 2007
        Filed January 23, 2008
        File No. 333-43748

Dear Mr. Donaldson:

    We reviewed the filings and have the comment below.

10-KSB/A1

<u>General</u>

1.   We note that you amended your Form 10-KSB for the fiscal year ended June 30, 2007,
        but you did not file updated certifications along with the Form 10-KSB/A. SEC Release
        33-8238, which became effective August 14, 2003, requires section 302 certifications to
        be filed with any amendment to periodic reports and requires section 906 certifications to
        be filed with any amendment to periodic reports that contains financial statements.
        Given that your June 30, 2007 Form 10-KSB/A contains financial statements, please file
        an amendment to your Form 10-KSB/A to include sections 302 and 906 certifications.
        Ensure that the section 302 certifications conform to the format provided in Item
        601(b)(31) of Regulation S-B. In the revised certifications, refer specifically to the Form

10-KSB/A rather than just saying Form 10-KSB. In doing so, please refile the Form 10-KSB in its entirety, along with the updated certifications.

Closing

File an amendment to the 10-KSB in response to the comment. To expedite our review, Versadial may wish to provide us three marked courtesy copies of the filing. Include with the filings any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comment. If Versadial thinks that compliance with the comment is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the response to the comment, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Versadial and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Versadial requests acceleration of the registration statement's effectiveness, Versadial should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Versadial from its full responsibility for the adequacy and accuracy of the registration statement's disclosures.

- Versadial may not assert our comments or the declaration of the registration statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Versadial provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the

Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on accounting comments to Jeffrey R. Gordon, Staff Accountant, at (202) 551-3866 or Rufus G. Decker III, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3767.

Very truly yours,

Jennifer R. Hardy
Legal Branch Chief

cc: Robert Barandes, Esq.
       Beckman, Lieberman & Barandes, LLP
       116 John Street, Suite 1313
       New York, NY 10038